SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                         For the month of October, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes              No     X
             ---------       ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The announcement of connected transactions of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on October 11, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     China Petroleum & Chemical Corporation



                                                            By: /s/ Chen Ge
                                                                -----------

                                                              Name: Chen Ge

                                 Title: Secretary to the Board of Directors



Date: October 12, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                                  ANNOUNCEMENT
                             CONNECTED TRANSACTION

-------------------------------------------------------------------------------
The Board announces that on 11 October 2006, the Company entered into a Joint Venture Contract with Shengjun International, a subsidiary of Sinopec Group, pursuant to which, the Company and Shengjun International agreed to increase the registered capital of Hainan Petrochemical Co Ltd from USD 0.355 billion (approximately RMB 2.8 billion) to RMB 3.986 billion by way of capital injection of RMB 2.9895 billion by the Company and RMB 0.9965 billion by Shengjun International. As at the date hereof, the entire equity interests in Hainan Petrochemical Co Ltd is held by Shengjun International and upon the completion of the capital increase, the Company and Shengjun International will respectively hold 75% of and 25% of the equity interests in Hainan Petrochemical Co Ltd.

Implications of Listing Rules for the Company

Sinopec Group is the controlling shareholder of the Company. As at the date hereof, Sinopec Group is the holder of approximately 75.84% of the total issued share capital of the Company. As Shengjun International is a subsidiary wholly owned by Sinopec Group, pursuant to the Listing Rules, Shengjun International is the connected person of the Company, therefore, the entering into the Joint Venture Contract between the Company and Shengjun International constituted a connected transaction for the Company under the Listing Rules. Pursuant to Rule 14A.32 of the Listing Rules, this transaction is subject only to the reporting and announcement requirements as set out thereunder and no independent shareholders' approval will be required.
-------------------------------------------------------------------------------

I     THE JOINT VENTURE CONTRACT

Date

11 October 2006

Parties

(1)   the Company

(2)   Shengjun International, a subsidiary of Sinopec Group

Total Investment

The original total investment for Hainan Petrochemical Co Ltd stated in the application report is RMB 10.62 billion. However, considering the effects of the rising prices of the special-purpose equipment and materials including but not limited to pumps, compressors, blowing machinery and rolled steel, the actual total investment of Hainan Petrochemical Co Ltd has been adjusted to RMB
11.956 billion. The adjusted total investment of RMB 11.956 billion was approved by the National Development and Reform Commission in its approval (Fa Gai Gong Ye [2006] No.764) relating to the construction and development of the Hainan Project issued on 29 April 2006.

Amount of Capital Increase

The registered capital of Hainan Petrochemical Co Ltd will amount to RMB 3.986 billion after the capital increase, which will be contributed by the Company and Shengjun International within one month from the date of the execution of the Joint Venture Contract in the following manner:

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

(1)   RMB 2.9895 billion in cash by the Company; and

(2) RMB 0.9965 billion in cash by Shengjun International.

Hainan Petrochemical Co Ltd (previously known as Hainan Shihua Oil Refinery) was established by Shengjun International in October 2003. At the time of establishment of Hainan Shihua Oil Refinery, its total investment and registered capital were USD 1.065 billion (approximately RMB 8.41 billion) and USD 0.355 billion (approximately RMB 2.8 billion) respectively. As at the date hereof, the paid-up capital of Hainan Shihua Oil Refinery was USD 12.8 million (approximately RMB 101.12 million) and was contributed by Shengjun International.

Pursuant to the Joint Venture Contract, the Company and Shengjun International agreed to increase the registered capital of Hainan Petrochemical Co Ltd by way of capital injection of RMB 2.9895 billion by the Company and RMB 0.9965 billion by Shengjun International. As at the date hereof, the entire equity interests in Hainan Petrochemical Co Ltd is held by Shengjun International and upon the completion of the capital increase, the registered capital of Hainan Petrochemical Co Ltd will increase from USD 0.355 billion (approximately RMB
2.8 billion) to RMB 3.986 billion and the Company and Shengjun International will respectively hold 75% of and 25% of the equity interests in Hainan Petrochemical Co Ltd. The difference between the total investment of RMB 11.956 billion and the increased registered capital of RMB 3.968 billion will be raised by way of bank loans through the application by Hainan Petrochemical Co Ltd.

Term

The term of Hainan Petrochemical Co Ltd is 50 years from the date of issue of its business licence.

Board

The Board of Hainan Petrochemical Co Ltd will consist of 6 directors. The Company will nominate 4 directors and Shengjun International will nominate 2 directors. The chairman of the Board will be nominated by the Company.

Condition

The capital increase of Hainan Petrochemical Co Ltd is subject to the obtaining of all the necessary approvals for the entering into the Joint Venture Contract and for the increase of registered capital from all the relevant regulatory and supervisory authorities (including but not limited to the approvals from the State Environmental Protection Administration, the State Administration for Industry and Commerce and the National Development and Reform Commission).

The shareholding structure after the capital increase of Hainan Petrochemical Co Ltd is as follows:


         -----------------            -----------------
         |  Sinopec Corp |            |   Shengiun    |
         |               |            | International |
         -----------------            -----------------
                     \                    /
                      \   75%       25%  /
                       \                /
                     -----------------------
                     | Hainan Petrochemical |
                     |        Co Ltd        |
                     -----------------------


Upon the completion of the capital increase, the Company will hold 75% of the equity interests in Hainan Petrochemical Co Ltd and Hainan Petrochemical Co Ltd will therefore become a subsidiary of the Company and the consolidated accounts of the Company will include the results of Hainan Petrochemical Co Ltd.

The terms of the Joint Venture Contract have been arrived at after arm's length negotiations between the Company and Shengjun International. Pursuant to the Joint Venture Contract, the profit-sharing arrangement will be in proportion of the respective shareholdings of the Company and Shengjun International in Hainan Petrochemical Co Ltd after the capital increase.

II    INFORMATION ON HAINAN PROJECT

The 4th meeting of the third session of the meeting of the Board was convened on 10 October 2006, at which the investment in Hainan Petrochemical Co Ltd by the Company and Shengjun International and the construction of

Hainan Project was considered and reviewed. Mr. Chen Tonghai and Mr. Zhouyan are non-executive Directors and are also the general manager and vice general manger of Sinopec Group respectively, Mr. Chen Tonghai and Mr. Zhou Yuan, who are deemed to be interested in the Hainan Project, abstained from the review and the voting in respect of the Hainan Project.

1     Background Information of Hainan Project

For the purposes of increasing the overall oil-refining productivity and promoting the economic development of Hainan Province, Shengjun International and Hebang Oil-refinery, a wholly foreign-invested enterprise and a third party independent of the Company and connected persons of the Company, together with the support from the provincial government of Hainan Province entered into an "Acquisition & Transfer Agreement" in October 2003 for the transfer of the Hainan Project and its related assets owned by Hebang Oil-refinery and Hainan Shihua Oil Refinery was therefore established by Shengjun International for the construction and development of Hainan Project. Hainan Shihua Oil Refinery was wholly owned by Shengjun International, its total investment and registered capital at the time of establishment in October 2003 were USD1.065 billion (approximately RMB 8.414 billion) and USD 0.355 billion (approximately RMB 2.8 billion) respectively. The paid-up capital of Hainan Shihua Oil Refinery was USD12.8 million (approximately RMB 101.12 million). The business scope of Hainan Shihua Oil Refinery covered the following: the importation and processing of crude oil, production and sale of petroleum products and petrochemical products; construction and operation of self-used dock and oil storage depots; operation and storage of oil products; provision of product transportation and ancillary services. Since Hainan Shihua Oil Refinery was registered with the Hainan local bureau of industry and commerce on 31 October 2003, Hainan Project was owned and undertaken by Hainan Shihua Oil Refinery.

In April 2005, the Company and the government of Hainan Province jointly submitted an application report in relation to development of the Hainan Project to the central government for approval. The Environmental Impact Appraisal Report was approved by the State Environmental Protection Administration of China in June 2004 and upon the obtaining of the approval from the State Administration for Industry and Commerce which was obtained in November 2005, the name of Hainan Shihua Oil Refinery was changed to Hainan Petrochemical Co Ltd. The National Development and Reform Commission also issued its approval (Fa Gai Gong Ye [2006] No.764) in respect of the construction and development of the Hainan Project on 29 April 2006.

In order to continuously enjoy the benefits from the preferential policies which include (but without limitation) the preferential tax treatment specifically granted by the state to the foreign investment enterprises in the PRC, Hainan Petrochemical Co Ltd retained, and will continue to maintain, the organizational structure as a Sino-foreign joint venture, in which the Directors (including the independent non-executive Directors) believe that it is in the interests of the Company and its shareholders as a whole to do so.

2 Selected Financial Information of Hainan Shihua Oil Refinery (the former entity of Hainan Petrochemical Co Ltd)

The construction of the Hainan Project was completed around the end of August 2006 and the Hainan Project was put into operation on a trial basis at the end of September 2006. Therefore, as of the date hereof, no revenue has been derived by Hainan Petrochemical Co Ltd.

The selective financial information (audited figures prepared in accordance with the PRC Accounting Rules and Regulations) of Hainan Shihua Oil Refinery are as follows:


                                                    As at                As at
                                              31 December          31 December
                                                     2004                 2005
                                                    (RMB)                (RMB)

Total assets                             3,919,410,277.58     8,203,717,878.27
Current Liabilities                      2,013,612,032.87     2,797,619,633.56
Net Assets                                 105,786,714.71       105,786,714.71

3     Production Quantity and Quality

After the Hainan Project is put into full operation, it is expected that the annual potential production capacity will be as follows: 483,000 tons of liquefied gas and 2,368,000 tons of gasoline (including 1,368,000 tons of No.93 gasoline, 800,000 tons of No.95 gasoline and 200,000 tons of No.97 gasoline); 3,860,000 tons of diesel, all of which can meet the Europe III Quality Standard; 200,000 tons of 3# jet fuel; 215,000 tons of polypropylene; 58,000 tons of benzene and 66,000 tons of sulphur.

4     Assessment on Environmental Impact

The principal hydro-technological process route is selected for and adopted by the Hainan Project in accordance with the principle of clean production, the products include liquefied gas, gasoline, jet fuel, diesel, polypropylene, etc., among which, the gasoline and diesel products can all meet the Europe III Quality Standard. Clean production technology will be used for the Hainan Project and all the pollutants such as waste water, waste residue and waste gas will be discharged to comply with the required standards after disposal. The total amount of discharged pollutants will be in compliance with the requirements for the control of the total amount of discharge approved by the local environmental protection authority. The environmental protection indicators of the Hainan Project are the most environmental friendly indicators amongst domestic refinery plants, thus making it possible to protect the natural environment of Hainan Province to the utmost extent. The State Environmental Protection Administration of China has approved the "Environmental Impact Report relating to Hainan Oil-refinery Hainan Project of Hainan Shihua Oil Refinery Co., Ltd.".

5     Competitiveness of the Hainan Project

The Hainan Project will fully take advantage of its favourable geographical location, the preferential policies available in Hainan Province and the sound external fundamental infrastructures, especially the advantages of being able to construct a port with a 300,000-ton oil tanker capacity along the coastline, as a result, the costs for transfer of the transportation of crude oil will be significantly reduced. In terms of the processing cost, the operational costs for the oil refinery is RMB 84.6 yuan/ton and the total cost is RMB169 yuan/ton, both of which are lower than the current average level of the Company. Furthermore, a modern and information-based mode of management is adopted by Hainan Petrochemical Co Ltd and the labour costs will be greatly reduced. For the reasons stated above, the Directors believe that the Hainan Project will have a competitive advantage over others.

III REASONS FOR AND BENEFITS OF ENTERING ITNO THE JOINT VENTURE CONTRACT AND THE IMPLICATIONS FOR THE COMPANY

With the PRC's economy maintaining a steady growth, higher levels of demands and requirements are expected of the petroleum and petrochemical products in terms of production quantity, quality, categories, etc. With a view to satisfying the increasing domestic demands, taking full advantage of the preferential geographical location of Hainan Province and the favourable investment environment of Hainan Yangpu Economic Development Zone and improving the overall competitiveness of the Company, the Directors (including the non-executive Directors) believe that it is beneficial to the Company and its shareholders as a whole to construct the Hainan Project in Hainan Yangpu Economic Development Zone.

The construction of the Hainan Project was completed around the end of August 2006 and the Hainan Project was put into operation on a trial basis at the end of September 2006. After the Hainan Project is formally put into operation, the oil-refining operations of the Company in the Pan-Zhujiang Delta District will be further concentrated. New and advanced technologies will be adopted for the Hainan Project with fewer staff and lower costs, the economical and technological indicators of the Hainan Project will meet advanced standards in the world. Therefore, the Hainan Project is beneficial to the enhancement of the overall competitiveness of the oil-refining section of the Company. In addition, Hainan Province possesses the geographical advantage as the vital transportation centre from Mainland China to various countries surrounding the Pacific Ocean and there are many coastlines suitable for the construction of large-scale deep-water ports. Compared with other ports in China, the ports of Hainan Province are closer to the Middle East, thus the construction of the Hainan Project in Hainan Province will reduce the costs of transportation of crude oil and thus be beneficial for the reduction of transportation costs.

IV    IMPLICATIONS OF LISTING RULES FOR THE COMPANY

Sinopec Group is the controlling shareholder of the Company. As at the date hereof, Sinopec Group is the holder of 75.84% of the total issued shares of the Company. As Shengjun International is a subsidiary wholly owned by Sinopec Group, pursuant to the Listing Rules, Shengjun International is a connected person of the Company, therefore, the entering into the Joint Venture Contract between the Company and Shengjun International constituted a connected transaction for the Company under the Listing Rules. Pursuant to Rule 14A.32 of the Listing Rules, the transaction is subject only to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules but not the independent shareholder's approval requirement under 14A.48 of the Listing Rules.

All the Directors (including the independent non-executive Directors) are of the view that the investment in the Hainan Project by the Company was entered into on normal commercial terms in the ordinary and usual course of business of the Company, the terms of the Joint Venture Contract are fair and reasonable and in the interest of the Company and its shareholders as a whole.

V     INTRODUCTION OF THE PARTIES to THE CONNECTED TRANSACTION

1     Information on Sinopec Group

(1)   Basic Information of Sinopec Group

      Enterprise Name:                                    China Petroleum Corporation ([GRAPHIC
                                                          OMITTED][GRAPHIC OMITTED])
      Legal Address:                                      No.6 Huixin East Street Jia Chaoyang District, Beijing
      Enterprise Type:                                    State-owned enterprise
      Legal Representative:                               Chen Tonghai ([GRAPHIC OMITTED][GRAPHIC OMITTED])
      Registered Capital (as at 31 December 2005):        RMB 104.9 billion (approximately HK$102.691billion)

(2)   History and Development of Sinopec Group

Sinopec Group is a state-owned enterprise established under the laws of the PRC. Pursuant to the "Reform Scheme of the Organizations of the State Council" and the "Approval of the State Council on the Relevant Issues relating to the incorporation of China Petrochemical Corporation", Sinopec Group, as a mega petroleum and petrochemical enterprise group, was established in July 1998 based on China Petrochemical Company. Sinopec Group is the controlling shareholder of the Company and is a state authorised investment vehicle in oil and petrochemical business that integrates the upstream and downstream assets.

(3)   Business Scope of Sinopec Group

The scope of the principal business of Sinopec Group is as follows: industrial investments and investment management; exploration, development, storage and transportation (including pipeline transportation) of petroleum and natural gas; sale and integrated application of petroleum and natural gas; petroleum refining; wholesale of gasoline, kerosene and diesel; production, storage, sale of and transportation of petrochemicals and other chemical products; design, construction of petroleum and petrochemical installations; repair and maintenance of petroleum and petrochemical installations; manufacturing of mechanical and electronic equipments; research, development, application and related consulting service of technology, IT and alternative energy products; and import and export of self-produced products and third parties' products and technologies (other than those operated by companies designated by the state and prohibited to be imported and exported).

(4)   Financial Status of Sinopec Group

As at 31 December 2005, the audited net profits and net assets of Sinopec Group were RMB 21.863 billion (approximately HK$21.402 billion) and RMB249.176 billion (approximately HK$ 243.924 billion) respectively, calculated in accordance with the PRC Accounting Rules and Regulations.

2     Information on Shengjun International

(1)   Basic Information on Shengjun International

      Enterprise Name:                                    Shengjun International Investment Co., Ltd.
                                                          ([GRAPHIC OMITTED]
      Legal Address:                                      12/F, Office Tower, Convention Plaza, 1 Harbour Road,
                                                          Wanchai, Hong Kong
      Enterprise Type:                                    Limited liability company
      Legal Representative:                               Mr. Wang Xinhua
      Registered Capital (as at 31 December 2005):        HK$75 million

(2)   Business Scope of Shengjun International

Investment and financing, provision of financial adviser services

(3)   Financial Status of Shengjun International

As at 31 December 2005, the audited loss and net assets of Shengjun International were RMB 142.59 million and RMB 2,218 million respectively, calculated in accordance with the PRC Accounting Rules and Regulations.

3     Information on Sinopec Corp

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and is publicly listed on the stock exchange of Hong Kong, Shanghai, New York and London. The principal operations of Sinopec Corp. and its subsidiaries include:

(i) exploring for and developing, producing and trading of crude oil and natural gas;

(ii) processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and

(iii) producing, distributing and trading of chemical products.

VI    OPINION OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS

Messrs. Liu Zhongli, Shi Wanpeng and Li Deshui, being independent non-executive directors of the Company are of the view that the investment in the Hainan Project was entered into on normal commercial terms, the contribution of the capital of the Hainan Project is fair and reasonable and in the interest of the Company and its shareholders as a whole.

VIII  DEFINITIONS

Names                                 Definitions
"Board"                               the board of Directors of Sinopec Corp
"China Petrochemical Company"         [GRAPHIC OMITTED]
"Company" or "Sinopec Corp"           China Petroleum & Chemical Corporation
                                      ([GRAPHIC OMITTED]), a joint-stock
                                      limited company incorporated in the PRC,
                                      the shares of which are listed on the
                                      stock exchanges of Hong Kong, Shanghai,
                                      New York and London
"Directors"                           the directors of Sinopec Corp
"Hainan Petrochemical Co Ltd "        SINOPEC Hainan Petrochemical Co Ltd
                                      ([GRAPHIC OMITTED]), its legal address
                                      is: Office Building of SINOPEC Hainan
                                      Petrochemical Co Ltd, Yangpu Economic
                                      Development Zone, Hainan Province
"Hainan Project"                      Hainan Oil-refining Project (Hainan
                                      Petrochemical Co Ltd is established for
                                      the construction of Hainan Project)
"Hebang Oil-refinery"                 Hainan Hebang International Oil-refinery
                                      Co., Ltd ([GRAPHIC OMITTED])
"HK$"                                 The lawful currency of the Hong Kong
                                      Special Administrative Region of the
                                      People's Republic China at the exchange
                                      rate of HK$1.00 equivalent to
                                      approximately RMB1.02
"Hong Kong Stock Exchange"            The Stock Exchange of Hong Kong Limited

"Listing Rules "                      The Rules Governing the Listing of
                                      Securities on The of Hong Kong Stock
                                      Exchange
"RMB"                                 the lawful currency of the People's
                                      Republic of China
"Shengjun International"              Shengjun International Investment Co.,
                                      Ltd ([GRAPHIC OMITTED])
"Sinopec Group"                       China Petrochemical Corporation ([GRAPHIC
                                      OMITTED]), being the controlling
                                      shareholder of Sinopec Corp
"USD"                                 US Dollars, the lawful currency of the
                                      United States of America

                                    For and on behalf of the Board of Directors
                                       China Petroleum & Chemical Corporation
                                                      Chen Ge
                                        Secretary to the Board of Directors

Beijing, PRC, 11 October 2006

As at the date of this announcement, the executive directors of The Company Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.


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